Exhibit (a)(5)(lxxxxii)

For Immediate Release

Contact:	Jennifer Glass

Oracle Corp.

(650) 633-6192

jennifer.glass@oracle.com

ORACLE REMAINS COMMITTED TO ACQUIRING PEOPLESOFT

Extends Offer Through February 13, 2004

REDWOOD SHORES, Calif., December 19, 2003 – (http://www.oracle.com/tellmemore/?2690092) Oracle Corporation (NASDAQ: ORCL) announced today that is has extended its previously announced tender offer for all of the common stock of PeopleSoft, Inc. to midnight EST on Friday, February 13, 2004.

The tender offer was previously set to expire at midnight EST on Wednesday, December 31, 2003. As of the close of business on Friday, December 19, a total of 12,395,576 shares had been tendered in and not withdrawn from the offer.

The solicitation and the offer to buy PeopleSoft’s common stock is only made pursuant to the Offer to Purchase and related materials that Oracle Corporation and Pepper Acquisition Corp. filed on June 9, 2003, as amended and restated on July 24, 2003. Stockholders should read the Amended and Restated Offer to Purchase and related materials carefully because they contain important information, including the terms and conditions of the offer. Stockholders can obtain the Amended and Restated Offer to Purchase and related materials free at the SEC’s website at www.sec.gov, from Credit Suisse First Boston LLC, the Dealer Manager for the offer, from MacKenzie Partners, the Information Agent for the offer, or from Oracle Corporation.